Papa Murphy’s Holdings, Inc.
8000 NE Parkway Drive, Suite 350
Vancouver, Washington 98662
May 8, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re: Papa Murphy’s Holdings, Inc. Registration Statement on Form S-3 (File No. 333-203907)
Ladies and Gentlemen:
We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.
Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-203907) filed by Papa Murphy’s Holdings, Inc. on May 6, 2015:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”
Should you have any questions regarding the Registration Statement, please feel free to contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.
Kind regards,
/s/ Victoria T. Blackwell
Victoria T. Blackwell
Senior Vice President of Talent and Chief Legal Officer
cc: Alexander D. Lynch, Weil, Gotshal & Manges LLP